EXHIBIT 99.1

SKF acquires a leading manufacturer of actuation systems in Asia

SKF has signed an agreement to acquire Jaeger Industrial Ltd, a leading manufacturer of electromechanical actuators, electronic control units as well as complete actuation systems.

The Jaeger Group employs 750 people, has an annual turnover of some MSEK 320 and is headquartered in Taipei, Taiwan. Jaeger has manufacturing facilities in Taiwan and in China.

With the addition of the Jaeger Group's product range, SKF is reinforcing its position in the fast growing market for electromechanical actuators, linear drives and actuation systems.

- As a result of this acquisition, SKF is now one of the largest manufacturer of electric actuators and actuation systems in the world, says Tom Johnstone, President and CEO. We are today offering complete systems solutions to the market. This acquisition strengthens our capabilities in this area and our competitive position.

Actuation systems are used within a wide range of products and applications. Primary areas of operation are in medical technology, rehabilitation, hospital and nursing home beds, furniture, conveying and manufacturing technology, automation and robot engineering, industrial and domestic technology and for workplace ergonomics.

The acquisition also reflects the SKF Group's strategy to grow in the area of mechatronics and develop products and processes with higher added value to improve customers' competitiveness.

The acquisition is subject to relevant regulatory approvals.

Goteborg, April 27, 2005
Aktiebolaget SKF
(publ.)

For further information, please contact:
PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541/0705371451,
e-mail: Lars.G.Malmer@skf.com
IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994,
e-mail: Marita.Bjork@skf.com